UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tesla, Inc.
(Name of Issuer)

Common Stock, 0.001 par value per share
(Title of Class of Securities)

88160R 101
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒       Rule 13d-1(c)

☐       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 88160R 101	13G

1.	NAME OF REPORTING PERSON Tencent Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 8,347,094
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 8,347,094

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,347,094
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.97%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 88160R 101	13G

1.	NAME OF REPORTING PERSON Huang River Investment Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 8,337,594
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 8,337,594

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,337,594
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.96%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 88160R 101	13G

1.	NAME OF REPORTING PERSON THL E Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 9,500
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 9,500

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,500
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.01%
12.	TYPE OF REPORTING PERSON CO

Item 1(a).	Name of Issuer:

Tesla, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3500 Deer Creek Road, Palo Alto, CA 94304

Item 2(a).	Name of Person Filing:

Tencent Holdings Limited

Huang River Investment Limited

THL E Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Tencent Holdings Limited is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

The address of the principal business office of Huang River Investment Limited and THL E Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Item 2(c).	Citizenship:

Tencent Holdings Limited – Cayman Islands

Huang River Investment Limited – British Virgin Islands

THL E Limited – British Virgin Islands

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e).	CUSIP Number:

88160R 101

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: See row (9) on the cover pages to this Schedule 13G.

Tencent Holdings Limited may be deemed to have beneficial ownership of the 8,337,594 shares of the reported securities directly beneficially owned by Huang River Investment Limited and the 9,500 shares of the reported securities directly beneficially owned by THL E Limited, each of which is a wholly-owned subsidiary of Tencent Holdings Limited.

(b)	Percent of class: See row (11) on the cover pages to this Schedule 13G. Percent of class determined based on 168,067,395 shares of the Issuer reported as outstanding in the Issuer’s 10-Q filed November 3, 2017.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See row (5) on the cover pages to this Schedule 13G.

(ii)	Shared power to vote or to direct the vote: See row (6) on the cover pages to this Schedule 13G.

(iii)	Sole power to dispose or to direct the disposition of: See row (7) on the cover pages to this Schedule 13G.

(iv)	Shared power to dispose or to direct the disposition of: See row (8) on the cover pages to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Item 4(a).

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2018

TENCENT HOLDINGS LIMITED

By:	/s/ Lau Chi Ping Martin
Name: Lau Chi Ping Martin
Title: Authorized Signatory

HUANG RIVER INVESTMENT LIMITED

By:	/s/ Lau Chi Ping Martin
Name: Lau Chi Ping Martin
Title: Authorized Signatory

THL E LIMITED

By:	/s/ Lau Chi Ping Martin
Name: Lau Chi Ping Martin
Title: Authorized Signatory

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that (i) this statement on Schedule 13G has been adopted and filed on behalf of each of them and (ii) all future amendments to such statement on Schedule 13G will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Date: February 12, 2018

TENCENT HOLDINGS LIMITED

By:	/s/ Lau Chi Ping Martin
Name: Lau Chi Ping Martin
Title: Authorized Signatory

HUANG RIVER INVESTMENT LIMITED

By:	/s/ Lau Chi Ping Martin
Name: Lau Chi Ping Martin
Title: Authorized Signatory

THL E LIMITED

By:	/s/ Lau Chi Ping Martin
Name: Lau Chi Ping Martin
Title: Authorized Signatory